UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 23, 2024

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Company Announcement and Interim Report

On May 23, 2024, the Company announced its unaudited results for the three months ended March 31, 2024, which are further described in the Company’s Interim Report Q1 2024 and press release, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 99.1 and 99.2 is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-240126 and 333-272594).

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Report Q1 2024
99.2	Press release dated May 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: May 23, 2024	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer